

Mail Stop 3561

December 4, 2008

By Facsimile and U.S. Mail

Mr. Michael Jordan Friedman
Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

>   **Re: Fresh Harvest Products, Inc.**
>   **Form 10-KSB for the fiscal year ended October 31, 2007**
>   **Filed February 13, 2008**
>   **Form 10-QSB for the quarterly period ended January 31, 2008**
>   **Filed March 24, 2008**
>   **Form 10-Q for the quarterly period ended July 31, 2008**
>   **Filed September 22, 2008**
>   **File No. 000-51390**

Dear Mr. Friedman:

    We have reviewed your supplemental response letter dated November 24, 2008 as well as your filings and have the following comments. As noted in our comment letter dated April 9, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. We note your responses to our prior comments 2, 4, 5, and 6, and your indication that the audited and unaudited statements have been amended to disclose the adjustments. We are not aware of any such amendments filed over Edgar. Please explain when you intend to file the amendments. If you do not intend to file amendments, but rather plan to incorporate your revisions into future filings please explain why you believe amending your filings is not necessary.

Form 10-KSB For the fiscal year ended October 31, 2007

Statement of Stockholder's Deficit, page 36

2. We note your response to prior comment 3. It remains unclear to us how you arrived at a valuation of $0.01 in connection with the 14,032,984 shares issued in February 2006 when there was a contemporaneous private placement of your shares raising proceeds at $1.60 per share during February 2006. Please explain to us how the $0.01 per share price represented its fair value at the grant date in light of the concurrent share issuance price of $1.60 to third party investors. Also, tell us and disclose your accounting policy for equity instruments issued to employees and non-employees for goods and services. Refer to SFAS 123R and EITF 96-18. If you continue to believe that the $0.01 per share price represented fair value at the grant date, you should provide us substantial objective evidence such as a contemporary independent third party valuation report at or around the grant date or an internal valuation report that includes the valuation methodologies used and all of the significant assumptions and inputs in supporting your valuation.

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief